UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G
                         (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED
           PURSUANT TO RULES 13d-1(b), (c), AND (d) AND
         AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                       (Amendment No. N/A)*


                       Thomas Nelson, Inc.
                  ----------------------------
                        (Name of Issuer)


                          Common Stock
                  ----------------------------
                 (Title of Class of Securities)


                            640376109
                  ----------------------------
                         (CUSIP Number)


                          January 1, 1999
                  ----------------------------
                  (Date of Event Which Requires
                    Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ X ]  Rule 13d-1(b)
  [   ]  Rule 13d-1(c)
  [   ]  Rule 13d-1(d)

------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Bulletin No. 179, 02-06-98)



--------------------                       --------------------
CUSIP NO. 640376109               13G         Page 2 of 5
--------------------                       --------------------

---------------------------------------------------------------
     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Thomas Nelson, Inc. Employee Stock Ownership Plan-Investment
     Committee
     TEIN #62-0679364
---------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2    Not applicable                               (a)  [  ]
                                                  (b)  [  ]
---------------------------------------------------------------
     SEC USE ONLY
3
---------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
4
     United States of America
---------------------------------------------------------------
                         SOLE VOTING POWER
                    5
     NUMBER OF           0

       SHARES       -------------------------------------------
                         SHARED VOTING POWER
    BENEFICIALLY    6
                         0
       OWNED BY
                    ------------------------------------------
         EACH           SOLE DISPOSITIVE POWER
                    7
      REPORTING         0

       PERSON       ------------------------------------------
                        SHARED DISPOSITIVE POWER
        WITH        8
                         Plan holds 731,312 shares of Common
                         Stock (includes 19,013 shares of
                         Class B Common Stock which is
                         convertible into Common Stock
                         on a one to one basis)
---------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
9
                         731,312
---------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
10
                                                          [  ]
---------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
                         731,312/13,604,603=5.4%
---------------------------------------------------------------
     TYPE OF REPORTING PERSON*
12
                         EP
---------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!



==============================================================
Date: 2/12/99                                     Page 3 of 5
==============================================================

Item 1(a)    Name of Issuer:

             Thomas Nelson, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

             501 Nelson Place, Nashville, TN  37214-1000

Item 2(a)    Name of Person Filing:

             Thomas Nelson, Inc. Employee Stock Ownership Plan-
             Investment Committee

Item 2(b)    Address of Principal Business Office:

             501 Nelson Place, Nashville, TN  37214-1000

Item 2(c)    Citizenship:

             United States of America

Item 2(d)    Title of Class of Securities:

             Common Stock

Item 2 (e)   CUSIP Number:

             640376109

Item 3       If this statement is filed pursuant to Rules 13d-
             1(b), or 13d-2(b) or (c), check whether the person filing is a:

             (f)  [ X ]  An employee benefit plan or endowment
                         fund in accordance with Rule 13d-1(b)
                         (1)(ii)(F)

Item 4       Ownership

             (a)  Amount Beneficially Owned:

                         (See Page 2, No. 9)
                    ------------------------------
             (b)  Percent of Class:

                         (See Page 2, No. 11)
                    ------------------------------

             (c) Number of shares as to which each person has:

                    (i)  sole power to vote or to direct
                         the vote

                         (See Page 2, No. 5)
                    ------------------------------

                    (ii) shared power to vote or to direct
                         the vote

                         (See Page 2, No. 6)
                    ------------------------------


============================================================
Date: 2/12/99                                   Page 4 of 5
============================================================

                    (iii)sole power to dispose or to direct
                         the disposition of

                         (See Page 2, No. 7)
                    ------------------------------

                    (iv) shared power to dispose or to direct
                         the disposition of

                         (See Page 2, No. 8)
                    ------------------------------

Item 5.      Ownership of Five Percent or Less of a Class.

                    Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of
             Another Person.

                    Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company.

                    Not applicable.

Item 8.      Identification and Classification of Members of the
             Group.

             The Investment Committee has the power to direct investment decisions (other than permitted partici-pant transactions). The Investment Committee is comprised of Phyllis Williams, Treasurer; Eric Heyden, Vice President and General Counsel; Rusty Faulks, Human Resource Director; and Les Hottovy, Tax Director. Individual Committee members disclaim beneficial ownership of shares held in the Plan.

Item 9.      Notice of Dissolution of Group.

                    Not applicable

Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


==============================================================
Date: 2/12/99                                     Page 5 of 5
==============================================================


                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         THOMAS NELSON, INC.
                         EMPLOYEE STOCK OWNERSHIP
                         PLAN-INVESTMENT COMMITTEE

                         BY:     /s/ Phyllis Williams
                              ---------------------------
                              Phyllis Williams, Member
                                Investment Committee


Dated:  February 12, 1999
     -----------------------